Exhibit 99.1

AMENDING AGREEMENT

THIS AGREEMENT is effective as of the 29th day of November, 2007.

AMONG:

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta in its capacity as trustee of Penn West Energy Trust (hereinafter called the “Trustee”)

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PENN WEST PETROLEUM LTD., a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “PWPL”)

WHEREAS PWPL and the Trustee are parties to the Trust Indenture dated as of April 22, 2005, as amended and restated on each of May 27, 2005, May 31, 2005 and June 30, 2006 (the “Indenture”) pursuant to which Penn West Energy Trust was established;

AND WHEREAS by resolution of the directors of PWPL on November 29, 2007, it was resolved, among other things, that the Indenture be amended pursuant to subsections 9.1(e) and (g) of the Indenture to effect certain amendments that bring the Indenture into compliance with  requirements of section 501.00 of the NYSE Listed Company Manual (the “Amendments”);

AND WHEREAS the Trustee and PWPL are of the opinion that the rights of the Trust and of the Unitholders are not prejudiced by the amendments set forth below;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual promises and covenants herein contained, the parties agree as follows:

1.                                       Any definitions used in this Agreement shall have the same meaning as those definitions contained in the Indenture.

2.                                       Section 11.2 of the Indenture is amended to insert the following paragraphs following Section 11.2(b):

“11.2                  Certificates

• • •

(c)                                  Notwithstanding any other provision in this Indenture, at the option of the Administrator, the Trust Units may be evidenced by registration in a non-certificated form in accordance with a direct registration system (“DRS”) that is

(i) approved by the New York Stock Exchange or any other securities exchange on which the Trust Units may from time to time be traded and (ii) operated by the Depository Trust Company or any other clearing agency registered under the Securities Exchange Act of 1934 and authorized to operate a DRS (the “Depository”).  No purchaser of Trust Units represented in a non-certificated form pursuant to a DRS will be entitled to a certificate or other instrument from the Trust or the Transfer Agent evidencing that purchaser’s ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as securities depository and a qualified successor is not appointed.  Beneficial interests of Trust Units represented in a non-certificated form will be represented only through the DRS and transfers of such Trust Units shall occur in accordance with the rules and procedures of each of such DRS and the Transfer Agent.

(d)                                 The rights and obligations hereunder attached to each of the Trust Units held in a certificated form and the Unitholders thereof shall apply to all Trust Units held in a non-certificated form under a DRS and the Unitholders thereof, respectively, subject to the rules and procedures of the DRS.

(e)                                  If the Depository resigns or is removed from its responsibilities as securities depository and a qualified successor is not appointed, the Transfer Agent shall obtain from the Depository instructions for registration of the Trust Units for each Unitholder and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.”

3.                                       The Indenture is further amended with such modifications and alterations thereto as are necessary or advisable to give effect to the Amendments.

4.                                       Save as amended by the provisions hereof, the Indenture shall continue in full force and effect and is hereby ratified and confirmed by the parties hereto.  The Indenture shall be amended and restated to incorporate the amendments contained in this Agreement, and the conformed copy of such amended and restated Indenture shall be the definitive Indenture in effect from November 29, 2007, subject to any amendments or supplements made after the date hereof in accordance with the Indenture.

5.                                       The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding on the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee as trustee of the Trust, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trustee arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence, tortious behavior or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Indenture.

6.                                       The provisions of this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

7.                                       This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the 29th day of November, 2007 with effect as of the day and year first above written.

PENN WEST PETROLEUM LTD.

Per:	“William E. Andrew”
William E. Andrew
President and Chief Executive Officer

Per:	“David W. Middleton”
David W. Middleton
Executive Vice President and Chief
Operating Officer

CIBC MELLON TRUST COMPANY in its capacity as trustee of PENN WEST ENERGY TRUST

Per:	“Jacquie Fisher”
Jacquie Fisher
Director, Relationship Management

Per:	“Amanda Jones”
Associate Director, Relationship
Management